SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated April 25, 2011.
2.	Form of Proxy
3.	Notice of Annual and Special Meeting of Shareholders, dated March 30, 2011.
4.	Mailing List Request Form

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

Notice of Meeting and Information Circular

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held May 25, 2011

April 25, 2011

April 25, 2011

Dear Shareholders:

You are cordially invited to attend an annual and special meeting of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company"), which will be held in the Westroom at the Glencoe Club on Wednesday, May 25, 2011, at 3:00 p.m. Enclosed with this letter is a formal Notice of the Annual and Special Meeting of Shareholders, Information Circular and form of proxy.

The attached Information Circular contains important information about the meeting, including how to vote at the meeting, the directors nominated for election this year and other matters to be acted upon at the meeting.

In an effort to renew the Company's executive compensation program, the Board is proposing to replace the Company’s existing stock option plan with a new form of stock option plan that conforms to the most recent requirements of the Toronto Stock Exchange and best practices regarding security based compensation arrangements. See "Adoption of a New Stock Option Plan" under "Meeting Matters" in the Information Circular for further details.

On behalf of the Board and management, I encourage you to attend the meeting on May 25, 2011. If you are unable to attend, please feel free to direct questions or comments to my attention at Sonde Resources Corp., 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. We appreciate your continued interest and participation in the Company and value your feedback, at any time of year.

Thank you for your continued support and I look forward to seeing you on May 25th.

Yours truly,

 (Signed) "Jack W. Schanck"

Jack W. Schanck
President and Chief Executive Officer

TABLE OF CONTENTS

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1

INFORMATION CIRCULAR	1

PURPOSE OF SOLICITATION	1

APPOINTMENT AND REVOCATION OF PROXIES	1

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	1

VOTING OF PROXIES	2

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	4

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	4

EXECUTIVE AND DIRECTOR COMPENSATION	4

CORPORATE GOVERNANCE	16

MEETING MATTERS	24

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	29

OTHER BUSINESS	29

ADDITIONAL INFORMATION	29

APPENDIX "A" BOARD MANDATE AND GUIDELINES FOR CORPORATE GOVERNANCE	A-1

APPENDIX "B" 2011 OPTION PLAN	B-1

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held May 25, 2011

TO THE SHAREHOLDERS OF SONDE RESOURCES CORP.

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") will be held in the Westroom, at the Glencoe Club, 636 - 29th Avenue S.W., Calgary, Alberta, on Wednesday, May 25, 2011, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte & Touche llp as auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors;

4.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to approve the adoption of a new stock option plan of the Company; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only Shareholders of record at the close of business on April 25, 2011 are entitled to receive notice of and to vote at the Meeting or any adjournment.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 600 - 750, Cambie Street, Vancouver British Colombia V6B 0A2, or by facsimile, at (604) 681-3067, by no later than 3:00 p.m. (Calgary time) on May 23, 2011 or two business days preceding the date of any adjournment.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Jack W. Schanck"
Jack W. Schanck
President and Chief Executive Officer

April 25, 2011

 Notice of the Annual and Special Meeting of Shareholders   1

INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders to be held May 25, 2011

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Sonde Resources Corp. ("Sonde" or the "Company") for use at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company.

The Meeting will be held in the Westroom at the Glencoe Club, 636 - 29th Avenue S.W., Calgary, Alberta on Wednesday, May 25, 2011 at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of April 25, 2011 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile, in person or by other means of communication by directors, officers and employees of Sonde who will not be additionally compensated. All costs and expenses incurred in connection with the solicitation of proxies will be borne by Sonde.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Sonde. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy to be acted upon must be deposited with Valiant Trust Company, the registrar and transfer agent of the Common Shares, at 600 - 750 Cambie Street, Vancouver, British Colombia V6B 0A2, or by facsimile, at (604) 681-3067, by no later than 3:00 p.m. (Calgary time) on May 23, 2011 or two business days preceding the date of any adjournment.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The Information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders

Information Circular   1

who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Sonde as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Sonde. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

Information Circular   2

At the time of the printing of this Information Circular, the management of Sonde knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of Sonde (the "Board") has fixed April 25, 2011 as the record date. Shareholders at the close of business on April 25, 2011 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to April 25, 2011; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

As of the date hereof, 62,301,446 Common Shares were issued and outstanding as fully paid and non-assessable.

As of the date hereof, to the knowledge of the directors and executive officers of Sonde, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	8,518,472 Common Shares(1)	13.67%

Note:

1)	Includes 7,500,000 Common Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell and 354,355 Common Shares held by the Riddell Family Charitable Foundation.

As of the date hereof, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 95,420 Common Shares, representing less than one percent of the issued and outstanding Common Shares.

As of the date hereof, the directors and executive officers of Sonde, as a group, beneficially owned, directly or indirectly, 1,501,000 options ("Options") to purchase Common Shares issuable pursuant to the stock option plan (the "Option Plan") of the Company. If all such Options were exercised, the directors and executive officers of Sonde, as a group, would hold approximately 2.27 percent of the then issued and outstanding Common Shares (on a fully diluted basis).

Information Circular   3

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Sonde is not aware of any material interest, direct or indirect, of any director or executive officer of Sonde or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer of Sonde, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options, the weighted average exercise price of such outstanding Options and the number of Common Shares remaining available for future issuance under the Option Plan as at December 31, 2010.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options	Number of Common Shares remaining available for future issuance under the Option Plan (excluding securities reflected in the first column)
Equity compensation plans approved by Shareholders	1,910,356	$5.78	4,319,788
Equity compensation plans not approved by Shareholders	Nil	N/A	N/A
Total	1,910,356	$5.78	4,319,788

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy for executive compensation, the elements of compensation and the objectives for such elements. This disclosure is intended to communicate the compensation provided to the Company's senior leaders during 2010, being the six identified named executive officers ("Named Executive Officers").

The Named Executive Officers who are the focus of the CD&A are as follows: Jack W. Schanck, President and Chief Executive Officer ("CEO"); William K. Dirks, Chief Operating Officer ("COO"), Robb Thompson, former Chief Financial Officer ("CFO"); Mike Barkwell, former interim CFO, Marvin Chronister, Chairman of the Board (the “Chairman”) and Roger Whelan, former Senior Vice President, Business Development.

Although Mr. Chronister, as Chairman, was considered to be a Named Executive Officer for 2010, the following discussion and analysis of the Company's executive compensation program does not describe

Information Circular   4

compensation applicable to Mr. Chronister as his compensation was received principally in his capacity as a director of the Company.

Compensation Philosophy and Objectives

The Compensation Committee is responsible for ensuring the Company's executive compensation program reflects the objectives and long term interests of the Company. The primary objectives of the Company's executive compensation program are: (i) to attract and retain talented and experienced people by providing competitive total compensation; (ii) to motivate and reward executive officers; (iii) to align the interests of executive officers and Shareholders; and (iv) to provide flexibility to enable the Company to be responsive to changes in the organization, the marketplace and the economy.

The Company's method of determining compensation has varied from case to case based on a determination by the Compensation Committee and the Board on what was appropriate at the time and given the existing circumstances. In light of the Company's continuing search for an executive team during 2010, the Compensation Committee did not set specific performance objectives in assessing the performance of the Named Executive Officers during 2010; rather, the Compensation Committee used its experience and judgment in determining an overall compensation package for each Named Executive Officer as was appropriate to retain and attract such individuals, as applicable.  See "Corporate Governance - Board Committees and their Mandates - Compensation Committee" for details of the Compensation Committee's members, independence, responsibilities and powers.

Elements of Compensation

Standard compensation arrangements for the Named Executive Officers generally include three key elements: (i) base salary; (ii) performance based cash bonus; and (iii) Options. The Named Executive Officers are also eligible to participate in the same benefits as are offered to full-time employees. The Company does not view these benefits as a significant element of its compensation structure. The Compensation Committee does not have a formal policy for allocating compensation between cash and non-cash compensation. Instead, the Compensation Committee currently determines on a case-by-case basis the appropriate level and mix of various compensation components.

Base Salaries

The objective of base salary compensation is to attract, retain and reward executive officers and employees. The Company recognizes that the size of the Company prohibits base salary compensation from matching larger industry competitors. Base salary is intended to be competitive with companies of similar size and industry. In setting base compensation levels, consideration is given to such factors as level of responsibility and experience. Subjective factors such as leadership, commitment and attitude are also considered.

Base salaries of executive officers are generally reviewed annually by the Compensation Committee. In addition to the above factors, decisions regarding salary increases are impacted by each executive officer's current salary and the amounts paid to peers outside the Company that have comparable responsibilities in similarly positioned companies, although the Compensation Committee did not conduct any formal benchmarking process during 2010.

Performance Based Cash Bonuses

The Board, based upon recommendations from the Compensation Committee, has authority to award discretionary annual cash bonuses to executives and employees, which are intended to motivate and reward the recipients. The actual amount of any bonus is determined following a review of each officer's individual performance. Bonuses are determined based on subjective criteria, including the Company's ability to pay such bonuses, individual performance and contributions and other competitive considerations. In addition the Compensation Committee has implemented a formal performance appraisal system that is used to determine awards for employees, with awards to senior executives,

Information Circular   5

including some of the Named Executive Officers, subject to the discretion of the Compensation Committee. In certain circumstances the Board has also granted stock unit awards ("Stock Units") which are equity based compensation securities that entitle the holders to receive a cash payment upon the meeting certain vesting criteria. See "Named Executive Officer Stock Units" and "Director Stock Units".

Options

Option grants are an integral component of the compensation package for the Company's senior officers and other key employees. The Option Plan is designed to: (i) recognize and reward the impact of longer-term strategic actions undertaken by management; (ii) align the interests of the Company's executives and employees with Shareholders; (iii) focus management on developing and successfully implementing the continuing growth strategy of the Company; (iv) foster the retention of key management personnel; and (v) attract talented individuals to the Company.

Option grants are approved by the Board after considering the recommendations of the Compensation Committee. In granting new Options, consideration is given to: (i) the number and terms of Options already outstanding on an individual basis; (ii) the limits imposed by the Toronto Stock Exchange ("TSX") and the Option Plan on the total number of Options that may be outstanding; and (iii) the expected impact of the role of the executive on the Company's performance and strategic development.

In recommending Option grants to the Board, the Compensation Committee considers the base salary of the individual, the individual's responsibilities within the Company and previous Option grants to the individual. The Compensation Committee then uses its discretion to adjust the number of Options to be granted up or down based upon individual performance and other factors. See "Option Plan" for details on the Option Plan.

Benefits and Other Perquisites

The Company has an employee stock savings plan ("ESSP") under which officers and employees may contribute up to 5% of their base salaries towards the purchase of Common Shares through the facilities of the TSX and the Company matches these contributions. Participation in the ESSP is voluntary.

In addition, the Named Executive Officers (excluding Mr. Chronister) are eligible to participate in the benefits generally offered to all full time employees. These benefits and other perquisites include such items as life insurance, disability, medical, dental, health and accident plans, four to six weeks of annual paid vacation and parking. These benefits and other perquisites are designed to be competitive overall with equivalent positions in similar companies.

Compensation Process

The Board, relying on significant input from the Compensation Committee, has the ultimate responsibility for the Company's compensation program and compensation decisions. The Compensation Committee and the Board generally seek advice of officers and other advisors when making these decisions. When determining senior officer compensation, the Board evaluates the Company's performance relative to the corporate objectives and strategic business plans and the executive's achievements during the fiscal year.

The CEO will assist in setting performance goals and monitoring performance in relation to these goals to guide the determination of Named Executive Officer (other than CEO) compensation.

Analysis of 2010 Compensation and Compensation Decisions

Compensation decisions and payments made during 2010 were affected by the circumstances of the Company during the year. 2010 was a year of transition for the Company after having emerged from protection under the Companies' Creditors Arrangement Act in 2009 with a new Board of Directors. One of the primary focuses of the Company was on identifying and attracting a new executive team. After an

Information Circular   6

extensive search process conducted by the Board, Mr. Schanck was appointed as CEO on October 19, 2010 and Mr. Dirks was appointed as COO on October 20, 2010.

Objective corporate or individual performance goals in determining compensation during 2010 were not used. The nature and amount of compensation paid to senior officers in 2010 was guided by the primary goal of attracting a solid executive team that was in the best interests of Shareholders, retaining and rewarding the individuals who assumed additional responsibilities during this time and, in the latter part of the year, transitioning these responsibilities to the incoming Named Executive Officers and other employees.

In 2010 the Compensation Committee retained Mercer (Canada) Limited ("Mercer") to provide advice on executive and director compensation arrangements. Mercer was engaged to assess the Company's executive and director compensation program. The Compensation Committee determined, after receiving and considering the advice provided by Mercer, that it would not implement any changes during 2010 to the Company's executive compensation program and processes based on the advice received.

During 2010, the Company paid Mercer approximately $15,300 in respect of its services which consisted of providing advice on compensation programs for the CEO, top executives and Board members. The Company no longer retains Mercer as a consultant to the Company.

Proposed Changes to the Compensation Process during 2011

During 2011, the Company will continue to assess its compensation processes with the goal of further developing a comprehensive compensation program consistent with best corporate practices and focused on performance.

On March 24, 2011, the Board approved a new restricted share unit plan of the Company (the "RSU Plan"). The RSU Plan is a long term incentive vehicle intended to, among other things, provide employees, senior officers, directors and consultants with an element of incentive compensation that is directly tied to share value over time in order to promote longer-term shareholder returns. Restricted share units granted under such plan vest at the end of a three year period and entitle the holder to a cash payment based on the market value of the Common Shares as reported by the TSX on the vesting date.  As at the date hereof, an aggregate of 30,750 restricted share units have been granted under the RSU Plan to an existing director of the Company.

Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return of a $100 investment from December 31, 2005 to December 31, 2010 in the Common Shares with the cumulative total return of the TSX/S&P Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

Information Circular   7

Date	Sonde	TSX/S&P Composite Total Return Index
December 30, 2005	$100.00	$100.00
December 29, 2006	$97.92	$117.26
December 31, 2007	$121.25	$128.79
December 31, 2008	$50.00	$86.28
December 31, 2009	$26.67	$116.53
December 31, 2010	$30.33	$137.05

The trend shown in the above graph does not necessarily correspond to the trend in the Named Executive Officer compensation for the year ended December 31, 2010 or for any prior periods.  During 2009, compensation increased for the Named Executive Officers while the Common Share price decreased. The price of Common Shares moderated during 2010. The level of Named Executive Officer compensation was necessary to hire and retain such executives through a critical and challenging period for the Company and is also reflective of the increased demands that were placed on the Named Executive Officers through this period.

Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended December 31, 2010, 2009 and 2008.

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Name and Principal Position	Year	Salary ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
				Annual Incentive Plans(2) ($)	Long-term Incentive Plans ($)
Jack W. Schanck(4) CEO	2010 2009 2008	37,500 - -	2,074,358 - -	75,000 - -	- - -	- - -	1,379,000(5) - -	3,565,858 - -
Robb Thompson(6) Former CFO	2010 2009 2008	229,167 275,000 223,958	- 273,060 418,799	- 60,000 42,333	- - -	- - -	185,609(7) 587,768 103,694	414,776 1,195,828 788,784
Mike Barkwell(8) Former Interim CFO	2010 2009 2008	68,250 - -	- - -	- - -	- - -	- - -	- - -	68,250 - -
William K. Dirks(9) COO	2010 2009 2008	289,068 - -	- - -	- - -	- - -	- - -	3,092(10) - -	292,160 - -
Marvin Chronister(11) Chairman	2010 2009 2008	- - -	- - -	- - -	- - -	- - -	437,738(12) 364,443(12) -	437,738 364,443 -
Roger Whelan(13) Former Senior Vice President, Business Development	2010 2009 2008	411,989 418,800 296,051	- 198,440 793,957	- 104,700 122,504	- - -	- - -	9,702(14) 14,281 139,209	421,691 736,221 1,351,721

Notes:

1)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the grant date fair value in the current year and pricing at time of issue as determined using the Black-Scholes model.

2)	Amounts reported under "Annual Incentive Plans" represent annual discretionary cash bonus payments awarded for performance during 2010, 2009 and 2008, respectively.

3)
Except as otherwise specifically disclosed below, the amount reported under "All Other Compensation" for Named Executive Officers (excluding Mr. Chronister) generally includes matching payments under the ESSP, parking expenses, life insurance premiums, signing bonuses, employment settlement payments, retention payments and automobile lease and insurance payments.

4)	Mr. Schanck was appointed CEO on October 19, 2010 and began receiving a salary on December 1, 2010.

5)
Mr. Schanck's other compensation includes a car allowance, health coverage payments and the grant date fair value of stock units granted under a Stock Unit award agreement calculated on the basis of the closing price of the Common Shares on the TSX immediately prior to the date of grant (being $3.06) multiplied by the number of Stock Units granted to Mr. Schanck. See the "Named Executive Officer Stock Units" table below.

6)	Mr. Thompson served as CFO from February 1, 2008 until October 31, 2010.

7)	Includes a payment to Mr. Thompson of $168,173 relating to his termination on October 31, 2010. See "Termination and Change of Control Payments" below.

8)	Mr. Barkwell commenced providing consulting services to Sonde on October 12, 2010 and served as interim CFO from November 1, 2010 until March 4, 2011.

9)	Mr. Dirks served on a consulting basis as interim COO commencing May 5, 2010, was appointed COO on October 20, 2010 and began receiving compensation as COO on November 15, 2010.

10)	Mr. Dirks other compensation includes a car allowance and health coverage payments.

11)
Mr. Chronister was elected as a director and became Chairman on September 9, 2009. The compensation paid to Mr. Chronister and reported in the table represent fees paid for his services as a director, Chairman and Chair of the Audit Committee. See Note 12.

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12)
Compensation reported for Mr. Chronister includes an annual retainer paid to Mr. Chronister in his capacity as Chairman and Chair of the Audit Committee and attendance fees for Board, committee and business meetings attended by Mr. Chronister. See "Director Compensation". In addition, Mr. Chronister's 2009 compensation includes the grant date fair value of Stock Units granted under Stock Unit award agreements calculated on the basis of the closing price of the Common Shares on the TSX immediately prior to the date of grant (being $3.60) multiplied by the number of Stock Units granted to Mr. Chronister. In October 2009, Mr. Chronister, as Chairman, assumed additional responsibilities and performing additional duties for the Company while an executive search for a CEO was ongoing. In consideration for these additional duties, Mr. Chronister was entitled to additional director fees in the amount of U.S.$1,500 per day plus expenses for each day in which he was required to spend a significant amount of time on Company matters.  In 2010, an aggregate of U.S.$343,500 was paid to Mr. Chronister in respect of these additional fees (2009: U.S.$39,000). Mr. Chronister ceased performing these additional duties in October 2010 upon Mr. Schanck's appointment as CEO. Fees paid to Mr. Chronister were provided in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rates: U.S.$0.9555 = Cdn$1.00 and U.S.$0.9709 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2009 and December 31, 2010, respectively.

13)
Mr. Whelan served as Senior Vice President, Business Development from May 15, 2008 until February 28, 2011. Compensation paid to Mr. Whelan was provided in United States dollars and for purposes of the above table has been converted from United States dollars to Canadian dollars based on the following rates: U.S.$0.8163 = Cdn$1.00, U.S.$0.9555 = Cdn$1.00 and U.S.$0.9709 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2008, December 31, 2009 and December 31, 2010, respectively.

14)
Mr. Whelan's 2010 other compensation includes a car allowance. In addition to the payments disclosed above Mr. Whelan was paid a termination payment of U.S.$233,333.34 on February 28, 2011. See "Termination and Change of Control Payments" below.

Named Executive Officer Stock Units

The following table sets forth information with respect to the outstanding Stock Units granted under Stock Unit award agreements to Named Executive Officers as of December 31, 2010.

Name	Number of Stock Units (#)	Value of Total Stock Units Granted(1) ($)
Jack W. Schanck	450,000	$1,638,000

Note:

1)
The value of the Stock Units reported are based on the closing price of the Common Shares on the TSX on December 31, 2010 being $3.64. Stock Units are not exercisable until the vesting conditions are satisfied. Pursuant to Mr. Schanck's Stock Unit award agreement, the Stock Units vest as follows: (i) 150,000 on January 1, 2012; (ii) 150,000 on the earlier of January 1, 2013 and the date on which the closing price of the Common Shares on the TSX has been $7.44 for at least 10 consecutive trading days; and (iii) 150,000 on the earlier of December 13, 2013 and the date on which the closing price of the Common Shares on the TSX has been $11.16 for at least 10 consecutive trading days. Mr. Schanck's Stock Units are subject to accelerated vesting in certain circumstances. See "Termination and Change of Control Payments" below.

Outstanding Option-Based Awards

The following table sets forth information with respect to the outstanding Options for each Named Executive Officer as of December 31, 2010. The Company does not currently have in place a share-based award plan.

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Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)
Jack W. Schanck	800,000	$3.06	October 19, 2020	464,000
Roger Whelan	120,000 96,800	$15.65 $3.20	May 29, 2011(1) May 29, 2011	42,592

Note:

1)	Mr. Whelan's Options expire on the date that is 90 days following the date of his termination. See "Termination and Change of Control Payments" below.

Option Plan

The Option Plan was initially adopted on April 30, 2001 and amended on June 11, 2004, June 25, 2005 and June 27, 2008. The Option Plan is intended to provide an incentive, in the form of a proprietary interest in the Company, to officers, directors and employees of the Company or its subsidiaries and any person or company engaged to provide ongoing management or consulting services for the Company or its subsidiaries (collectively, the "Participants") who are in a position to contribute materially to the successful operation of the business of the Company, to increase their interest in Sonde and to provide a means through which Sonde can attract and retain persons of experience and ability.

At the Meeting, Shareholders will be asked to consider the approval of a new option plan that conforms to the recent requirements of the TSX and best practices regarding security based compensation arrangements. See "Meeting Matters – Adoption of a New Stock Option Plan" and "Appendix B" for further details.

Under the Option Plan:

•	Options may be granted in such numbers and with such vesting provisions as the Board may determine, although generally Options vest in 1/3 increments over a three year period;

•
the exercise price of Options shall not be less than the "market value" of the Common Shares at the date of granting such Option. For purposes of the Option Plan, "market value" means the last reported trading price of the Common Shares on the TSX prior to the date on which the Option is granted;

•
the term and expiry date of the Options granted shall be determined in the discretion of the Board at the time of granting of the Options, subject to the maximum term allowable for Options being 10 years;

•	the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

•
the number of Common Shares, when combined with any other share compensation arrangements, issuable (or reserved for issuance) to "insiders" of Sonde and their associates and affiliates may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

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•
the issuance of Common Shares to any one "insider" of Sonde and such insider's associates and affiliates, when combined with any other share compensation arrangements, within a one year period may not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis);

•
in the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, with or without cause, prior to the expiry time of an Option, such Option, if vested, shall cease and terminate on the 90th day following the effective date of such resignation, retirement or termination or the expiry time of such option, whichever occurs first and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised;

•
in the event of the death or permanent disability of a Participant, prior to the expiry time of an Option, such Option, if vested, shall be exercisable for one year following the death or permanent disability of the Participant or the expiry time of such Option, whichever occurs first and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised;

•	in the event of a "Change of Control" (as such term is defined under the Option Plan), the Board may, in its sole discretion, accelerate or provide for vesting of Options previously granted;

•
in the event that an Option expires during any period during which the holder of the Option is not permitted to trade Common Shares pursuant to the policies of the Company or within nine business days after such a period ends, then the expiry date of the Options shall be extended to the date that is the 10th business day after the date on which such period ends; and

•
the Board has the ability to suspend or terminate the Option Plan. The Board may amend the Option Plan or any Option at any time and from time to time without the approval of Shareholders, provided that no such amendment may: (i) increase the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Option Plan; (ii) reduce the exercise price of an outstanding Option; (iii) amend the expiry date to extend the term of any Option or allow such Option to be exercisable for a period exceeding 10 years from the date the Option is granted; or (iv) permit Options to be transferable and assignable other than in the event of death or permanent disability of a Participant. Notwithstanding the foregoing no amendment may be made that would alter or impair any Options previously granted to a Participant without the consent or deemed consent of the Participant.

Options granted under the Option Plan are not transferable or assignable and no financial assistance has been or is expected to be provided by Sonde to Participants to facilitate the purchase of Common Shares under the Option Plan.

As of the date hereof, a total of 2,602,759 Common Shares are issuable upon exercise of currently outstanding Options, representing approximately 4.11% of the issued and outstanding Common Shares.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options and discretionary annual cash bonus payments to the Named Executive Officers that vested or were earned during the year ended December 31, 2010.

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Name	Options-Based Awards Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Jack W. Schanck	232,000	75,000
Roger Whelan	14,666.52	-

Termination and Change of Control Payments

Mr. Thompson's employment with the Company ceased on October 31, 2010. In connection with his departure from the Company, Mr. Thompson was paid a lump sum payment of approximately $168,173 representing severance, payment for lost benefits and unused vacation pay.

Mr. Whelan's employment with the Company ceased on February 28, 2011 in connection with the sale of Liberty Natural Gas LLC. Mr. Whelan received a lump sum payment of approximately U.S.$233,333 including severance and unused vacation pay.

Upon their appointment as CEO and COO, respectively, Mr. Schanck and Mr. Dirks entered into executive employment agreements with the Company.

The following table summarizes applicable termination payments and benefits available under the employment contracts for each of Mr. Schanck and Mr. Dirks.

Termination without cause/Resignation for Good Reason(1)(2)	Termination for Good Reason upon Change of Control
In the event termination occurs within the initial two years of the executive's employment contract, the executive will be entitled to a payment equal to two year's base salary, plus an amount equal to the cost of benefits provided by the Company to the executive for the same period. In the event termination occurs after the initial two year term,  the executive will be entitled to a payment equal to one year's base salary and cost of benefits for the same period (the "Separation Package"). The Company has the option to arrange for the continuation of benefits in lieu of payment in respect of benefits.(3)

Any Options or Stock Unit awards held by the executive that would vest within six months after the date of termination shall vest immediately on the termination date.

In the event  termination occurs within 6 months of a change of control (as defined in the executive's employment contract) and where the executive has resigned for Good Reason, the executive shall be entitled to receive a payment equal to two year's base salary, plus an amount equal to the cost of collateral benefits provided by Sonde for the same period (the "Change of Control Separation Package").

All Options and Stock Unit awards shall automatically vest on the date on which the executive resigns.

Notes:

1)
In the event of a termination for cause, or upon the death or disability of the executive, the Company shall have no further obligation to the executive, other than the payment of annual base salary accrued and unpaid through the date of termination, outstanding expense reimbursements and vacation pay.

2)	"Good Reason" means the occurrence of any event or action which would constitute constructive dismissal of the executive as an employee or officer of Sonde, pursuant to the laws of Alberta.

3)
In the event the executive is terminated without cause or resigns for Good Reason within 6 months of a change of control then the executive is entitled to be paid an amount equal to the amount by which the value of the Change in Control Separation Package exceeds the Separation Package or vice versa, as applicable.

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The table below sets out an estimated payment that each Named Executive Officer with an employment agreement would have been entitled to if the event resulting in termination of employment occurred on December 31, 2010.

	Termination without cause/Resignation with Good Reason ($)	Termination for Good Reason upon Change of Control ($)
Jack W. Schanck Salary/Severance Benefits Options Stock Unit Awards	950,000 15,238 - -	950,000 15,238 -(1) -(1)
William K. Dirks Salary/Severance Benefits	650,000 15,238	650,000 15,238

Note:

1)
Mr. Schanck's employment agreement provides that if a change of control occurs within the first 6 months from the date of the agreement no Options or Stock Unit awards vest. Therefore, as of December 31, 2010 no Options or Stock Unit awards held by Mr. Schanck were entitled to accelerated vesting upon a change of control.

Mr. Chronister, as Chairman, does not have an employment contract with the Company. If Mr. Chronister ceased to be a member of the Board for any reason as of December 31, 2010 he would have been entitled to a cash payment of $80,240, representing the value of the vested Stock Units based on the closing price of the Common Shares on the TSX as of such date ($3.64). See "Director Compensation" below.

Director Compensation

The following table provides information concerning the Company's non-executive director fee structure in effect during 2010.

Type of Fee	Amount ($)(1)
Annual Retainers
Director Annual Cash Retainer	41,200
Board Chair Annual Cash Retainer	20,600
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	10,300
Audit Committee Chair Annual Cash Retainer	15,450
Attendance Fees
Board Meetings attended in person (per meeting)	2,060
Board Meetings attended by telephone (per meeting as determined by the Chairman)	1,545 to 2,060
Committee Meetings (per meeting)	1,545
Business Meetings(2) (per day)	1,545
Equity Compensation
Option grants and Stock Unit awards	As recommended by the Governance Committee and determined by the Board

Notes:

1)
Fees are paid in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$9709 = Cdn$1.00, reflecting the average noon Bank of Canada rate on December 31, 2010. Fees in United States dollars are as follows: Director Annual Cash Retainer,

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U.S.$40,000; Board Chair Annual Cash Retainer, U.S.$20,000; Committee Chair Annual Cash Retainer (other than the Audit Committee Chair), U.S.$10,000; Audit Committee Chair Annual Cash Retainer, U.S.$15,000; Board Meetings attended in person (per meeting), U.S.$2,000; Board Meetings attended by telephone (per meeting as determined by the Chairman), U.S.$1,500 to U.S.$2,000; Committee Meetings (per meeting), U.S.$1,500 (increased as of August, 2010); Business Meetings (per day), U.S.$1,500.

2)	A business meeting is a meeting or event (other than a Board or committee meeting) that a director attends on behalf of the Company and requires a substantial commitment of time.

Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors and are eligible to participate in the ESSP.

Director Compensation Table

The following table provides information concerning compensation paid to the non-executive directors for the year ended December 31, 2010.

Name	Fees Earned(1) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Kerry Brittain	123,597	-	-	-	-	-	123,597
Dr. James Funk	117,417	-	-	-	-	-	117,417
James H.T. Riddell	125,657	-	-	-	-	125,660(2)	251,317
Dr. William J.F. Roach	96,302	-	-	-	-	-	96,302
Gregory Turnbull	93,727	-	-	-	-	-	93,727

Notes:

1)
Fees are paid in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$9709 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2010.

2)
Includes the grant date fair value of Stock Units granted under a Stock Unit award agreement calculated on the basis of the closing price of the Common Shares on the TSX immediately prior to the date of grant (being $3.05) multiplied by the number of Stock Units granted.

Mr. Schanck, an executive director of the Company, is not entitled to additional compensation for performance of director duties. Please see the Summary Compensation Table above for information regarding compensation paid to Mr. Schanck in his role as CEO for 2010.

Mr. Chronister served on the Board for 2010 and was a Named Executive Officer of the Company for the 2010 year. As such, all fees paid to Mr Chronister are disclosed in the Summary Compensation Table.

Director Stock Units

The following table sets forth information with respect to the outstanding Stock Units granted under Stock Unit award agreements to the non-executive directors as of December 31, 2010.

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Name	Number of Stock Units (#)	Value of Total Stock Units Granted(1) ($)
Marvin Chronister	59,400	216,216
Kerry Brittain	44,800	163,072
Dr. James Funk	44,800	163,072
James H.T. Riddell	41,200	149,968
Dr. William J.F. Roach	44,800	163,072
Gregory Turnbull	44,800	163,072

Note:

1)
The value of the Stock Units reported is based on the closing price of the Common Shares on the TSX on December 31, 2010 being $3.64. Stock Units are not exercisable until the vesting conditions are met as described below.

The Stock Unit grants were approved by the Board and are intended to ensure that a substantial portion of the compensation of the directors is in the form of long-term equity based compensation. This reflects the Board's belief that the directors should develop a meaningful equity position in the Company and that a significant portion of each director's compensation be tied to the long-term performance of the Company so that the interests of directors are aligned with Shareholders.

Each Stock Unit represents a right to receive a cash amount equal to the closing price of a Common Share on the TSX (or such other stock exchange upon which the Common Shares are then listed and where the greatest volume of trading has occurred) on the applicable vesting date. Stock Units vest on the earlier of: (i) the last business day of the third anniversary of the grant date; (ii) upon a change of control (as defined in the Stock Unit award agreements); or (iii) upon the director ceasing to be a member of the Board for any reason (in respect of a pro rata portion of Stock Units determined with reference to the date of termination).

Payments made in respect of Stock Units will be made in cash. However, if at some point in the future the Shareholders approve an equity compensation plan under which the Stock Units may be paid in Common Shares, the Board (or the Compensation Committee) may determine that all or any portion of the Stock Units be paid in Common Shares.

Director Compensation - Option-Based Awards

As at December 31, 2010, non-executive directors do not hold any Options.

Equity Ownership Requirements

In 2011, the Board adopted a policy requiring non-executive directors, within five years of their appointment or election, to hold Common Shares and/or restricted share units with a value of at least three times their annual cash retainer. The Corporate Governance Committee is responsible for monitoring compliance with this policy and will review and make revisions to the policy as needed.

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in

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National Policy 58-201, Corporate Governance Guidelines which are addressed below. In addition, the Board monitors and considers for implementation by Sonde the corporate governance standards which are proposed by various Canadian and U.S. regulatory authorities or which are published by various non-regulatory organizations in Canada or the U.S.. The Company strives to enhance its disclosure to Shareholders on an annual basis.

Mandate of the Board

The Board has responsibility for the stewardship of the Company. The Board has adopted a formal written mandate which is set out as Appendix "A" to this Information Circular. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Company's debt and borrowing policies and setting the policies and principles for CEO selection and performance. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and Shareholders.

Composition of the Board

Independence

The Board currently consists of eight directors who provide the Company with a wide diversity of business experience and eight nominees will be proposed for election at the Meeting. Additional information for each of the directors can be found under the heading "Meeting Matters - Election of Directors". The Board has determined that six of the eight proposed directors are independent as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices by having no direct or indirect material relationship with the Company, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company or which could reasonably be expected to interfere with the exercise of the director's independent judgment.

Mr. Schanck is not independent. He is considered to have a material relationship with the Company (within the meaning of National Instrument 52-110, Audit Committees) as a result of his position as Chief Executive Officer of the Company.

The Board has also determined that Mr. Chronister is no longer independent. The expanded responsibilities delegated to Mr. Chronister while the Board conducted a search for a CEO during portions of 2009 and 2010, the length of time that those responsibilities were performed and the associated increase in director fees paid to Mr. Chronister have, in the opinion of the Board  caused Mr. Chronister to have a material relationship with the Company. Concurrent with Mr. Schanck's appointment as CEO on October 19, 2010, Mr. Chronister ceased performing any additional duties.

Other Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian (or foreign) jurisdictions:

Name	Name of Reporting Issuer
Kerry Brittain	N/A
Marvin Chronister	N/A

Information Circular   17

Dr. James Funk	Range Resources Corp. Superior Energy Services, Inc.
W. Gordon Lancaster	Ainsworth Lumber Co. Ltd. SouthGobi Resources Limited Realm Energy International Corporation
Dr. William J.F. Roach	N/A
Gregory Turnbull	Crescent Point Energy Corp. Storm Resources Ltd. Heritage Oil Plc. Porto Energy Corp. Hyperion Energy Corp. Hawk Exploration Ltd. Online Energy Inc. Seaview Energy Inc.
James Riddell	Big Rock Brewery Inc. Paramount Resources Ltd. MGM Energy Corp. Trilogy Energy Corp.
Jack W. Schanck	Penn West Petroleum Ltd. Epic Energy Resources Inc.

Board and Committee Meetings

The following tables disclose the attendance record for each director for all Board and standing committee meetings held during 2010.

Name	Number of Meetings Attended in 2010
	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Health, Safety, Environment and Reserves Committee
Marvin Chronister	19/20	5/5	3/3	N/A	5/5
Kerry Brittain	19/20	5/5	3/3	4/4	N/A
Dr. James Funk	20/20	N/A	N/A	4/4	5/5
James H.T. Riddell(1)	18/19	N/A	2/2	N/A	5/5
Dr. William J.F. Roach	19/20	N/A	N/A	N/A	5/5
Jack W. Schanck(2)	1/1	N/A	N/A	N/A	N/A
Gregory Turnbull	17/20	5/5	N/A	3/4	N/A

Notes:

1)	Mr. Riddell was appointed to the Board on January 18, 2010.

2)	Mr. Schanck was appointed to the Board on December 15, 2010.

The Board has at least four regularly scheduled meetings per year. During all regularly scheduled meetings (and certain other meetings), the Board and its committees conduct in camera sessions, at which no members of management are present. The in camera sessions of the Board are held at such times as the Chairman determines advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders. In 2010, the Board met without management and non-independent directors present on six occasions.

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Position Descriptions

Chairman

The Board has developed a written position description for the chairman, which provides that the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to ensure that the Board is alert to its obligations to the Company.

Committee Chairs

The Board has developed written position descriptions for the chairs of each committee. The chairs of each committee are to provide effective leadership at the committee level and ensure that the each committee fulfills its mandate.

A copy of the position descriptions for each of the Chairman and the committee chairs can be found on the Company's website at www.sonderesources.com.

Chief Executive Officer

The Board has adopted a position description for its CEO, which is generally reviewed annually by the Board. The CEO's principal duties and responsibilities are for planning the strategic direction of the Company, providing leadership to the Company, reporting to Shareholders, and overseeing the executive management of the Company in particular with respect to the day-to-day affairs of the Company. In addition, the written mandate of the Compensation Committee provides that it will conduct annual performance reviews of the CEO with the results of such reviews to be communicated to the Board, giving the Board a formal opportunity to provide direction and feedback to the CEO concerning the performance of his or her duties.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. However, the Corporate Governance Committee is mandated, as may be required from time to time, to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors. Although, no formal programs have been implemented to date, all directors are provided with information about the Company, its strategy and operations and have access to the Company's policies, mandates and terms of reference, including the Code of Business Conduct and Ethics.

All directors have been provided with this base line of knowledge about the Company which serves as a basis for informed decision making. This base line of knowledge includes a combination of written material and the ability to attend one-on-one meetings with senior management of the Company.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management and reports and presentations at Board meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for all directors, officers, employees and consultants of the Company. The Code is available on SEDAR at www.sedar.com and on our website at www.sonderesources.com. The Company expects that all directors, officers, employees and consultants of the Company will adhere to the highest ethical standards in the Company's business activities. All directors, officers, employees and consultants of the Company are expected to deal fairly with other employees, customers, suppliers, competitors, governments and the general public.

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The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to an employee's supervisor, any senior officer or director, the chair of the Audit Committee or the Chairman, as may be appropriate in the circumstances. The Board has adopted a whistleblower policy (the "Whistleblower Policy") which allows for all directors, officers, employees and consultants of the Company to report violations of the Code to a confidential and anonymous independent third party. The Company requires directors, the CEO, CFO and certain other officers, employees and consultants as determined by the CEO or the Chair of the Corporate Governance Committee to complete an acknowledgement to confirm they have read and are in compliance with the Code on an annual basis.

No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code requires disclosure to the Board of any transactions or agreements in respect of which any director or executive officer of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as being in a conflict of interest with respect to the Company must abstain from discussion and voting by the Board or any committee on any motion to recommend or approve the relevant agreement or transaction. The Board itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta) ("ABCA") in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted a Formal Disclosure Policy (the "Disclosure Policy"), in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. In accordance with the Disclosure Policy, a Disclosure Committee comprised of the CEO, the CFO and one independent director being Mr. Turnbull (with Mr. Brittain serving as an alternate member as required) has been established to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements.

Nomination of Directors

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Corporate Governance Committee. The Corporate Governance Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director should possess. The Corporate Governance Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.

The Corporate Governance Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of Shareholders or to be appointed to fill vacancies between annual meetings of the Shareholders and will approach nominees to ascertain their willingness to serve as a member of the Board.

During 2010 and the beginning of 2011, the Corporate Governance Committee assessed the relevant experience and competencies of Board members through the use of a skill matrix that identified the skills the Committee and the Board consider necessary for the Board to function optimally. The Corporate Governance Committee identified a potential weakness in the composition of the Board in terms of the depth of its finance expertise. In light of this, the Committee conducted a canvas for potential new Board members. As a result of this process, five potential candidates were identified. Through interviews with certain of these candidates and a further review by the Corporate Governance Committee and the Board

Information Circular   20

as a whole, W. Gordon Lancaster was appointed to the Board on April 5, 2011, and will be standing for election at the Meeting. See "Meeting Matters - Election of Directors" for further information.

Board Committees and their Mandates

The Board has the following four standing committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Health, Safety, Environment and Reserves ("HSER") Committee. The following is a description of the standing committees and their current membership.

Audit Committee

Chair:  W. Gordon Lancaster

Members:  Kerry Brittain and Gregory G. Turnbull

The Audit Committee is constituted with three independent directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in National Instrument 52-110, Audit Committees. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

The Audit Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the integrity of the financial reporting process; (iii) the system of internal control and management of financial risks (iv) the external auditors' qualifications and independence; and (v) the external audit process and the Company's process for monitoring compliance with laws and regulations.

The Audit Committee is directly responsible for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting).

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Audit Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Audit Committee. The Audit Committee meets at least four times annually.

Further information relating to the Audit Committee can be found under the heading "Audit Committee" in the Annual Information Form of the Company dated March 25, 2011 available on SEDAR at www.sedar.com.

Compensation Committee

Chair:  James H.T. Riddell

Members: Dr. William J.F. Roach and Kerry Brittain

The Compensation Committee is currently constituted with three independent directors.

The Compensation Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing the Company's compensation policies and guidelines and the related objectives thereto; and (ii) developing the Company's corporate succession and development plans at the executive level.

Information Circular   21

The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Compensation Committee holds in camera meetings, without management present, at some regularly scheduled meetings of the Compensation Committee. The Compensation Committee meets at least four times annually.

Corporate Governance Committee

Chair:  Kerry Brittain

Members:  Dr. James Funk and Gregory G. Turnbull

The Corporate Governance Committee is constituted with three independent directors.

The Corporate Governance Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing criteria and procedures for the identification and recruitment of new directors; (ii) reviewing the size, composition and organization of the Board and its committees; (iii) recommending non-executive director compensation; and (iv) developing and recommending guidelines, policies and procedures relating to corporate governance.

The Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Corporate Governance Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Corporate Governance Committee. The Corporate Governance Committee meets as is necessary to fulfill its responsibilities.

Health, Safety, Environment and Reserves ("HSER") Committee

Chair:  Dr. James Funk

Members: Dr. William J.F. Roach, Marvin M. Chronister and James H.T. Riddell

The HSER Committee is constituted with a majority (3 of 4) of independent directors.

The HSER Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the Company's obligations under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities with respect to the oil and natural gas reserves evaluation process of the Company and public disclosure of reserves data and related information in connection with the Company's oil and gas activities; and (ii) all health, safety and environmental matters.

The HSER Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The HSER Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the HSER Committee. The HSER Committee meets at least two times annually.

Assessments

The Board, with the assistance of the Corporate Governance Committee, is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, its committees and the individual directors based on their applicable written mandate or position description.

Annually Board members complete an evaluation of the performance and effectiveness of the Board, its committees and individual directors, as well as a skill matrix to assess the overall competencies of the

Information Circular   22

Board. The Corporate Governance Committee reviews and analyzes the results of the evaluation as part of its assessment of the appropriateness of the Board's processes and composition. The Chair of the Corporate Governance Committee also conducts individual interviews with each director.

The objective of the assessments is to ensure the continued effectiveness of the Board and individual directors in the execution of its and their responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Board deems relevant, the assessments will consider in the case of the Board or a committee, the applicable written mandate or position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Information Circular   23

MEETING MATTERS

1.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2010 and the report of the auditors thereon will be received at the Meeting. The audited financial statements and the report of the auditors thereon were provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

2.	Election of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his successor is elected or appointed. At the Meeting, eight directors will be proposed for election.

The enclosed form of proxy permits you to vote in favour of all of our nominees, to vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of all nominees specified below.

Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. If, for any reason, any of the nominees is unavailable to serve, the persons designated in the form of proxy will be able to vote in their discretion for any substitute nominee or nominees. The persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Sonde.

The Board of Directors has adopted a Majority Voting Policy to deal with circumstances in which a nominee receives a greater number of votes "withheld" from his or her election than votes "for" in an uncontested election of directors. Pursuant to this policy, the Corporate Governance Committee will promptly consider, and make a recommendation to the Board, with respect to what steps will be taken, if any, based on the best interests of the Company. The Board will make its decision with respect to any actions to be taken within 90 days of the applicable annual meeting, and will promptly disclose its decision in a press release. This policy does not apply in circumstances involving a contested election of directors.

Information Circular   24

Name and Residence	Office(s) held with Sonde	Director Since	Principal Occupation(s) During the Last Five Years	Common Shares Beneficially Owned Directly or Indirectly
Kerry Brittain(1)(2)(3) Texas, United States	Chairman	September 2009	From July 2007 to present, in private law practice advising companies on acquisitions and domestic and international transactions. Prior thereto, from July 2002 to July 2007, Senior Vice President, General Counsel and Secretary for Harvest Natural Resources, a public oil and gas company.	20,000
Marvin M. Chronister(4) Texas, United States	Director	September 2009	From June 2006 to present, an energy finance and operational consultant. Prior thereto, from August 2004 to June 2006, Financial Operations Practice Director of Jefferson Wells International, Inc., a financial consulting firm.	-
Dr. James Funk(3)(4) Pennsylvania, United States	Director	September 2009	From January 2004 to present, President and Geologist of J.M. Funk & Associates Inc., a private oil and gas consulting company.	15,000
W. Gordon Lancaster(1) British Colombia, Canada	Director	April 2011	From November 2009 to present, an independent business consultant and from January 2004 to November 2009, Chief Financial Officer of Ivanhoe Energy Inc., a public oil and gas company.	-
James H.T. Riddell(2)(4) Alberta, Canada	Director	January 2010	From June 2002 to present, President and Chief Operating Officer of Paramount Resources Ltd., a public oil and gas company and from February 2010 to present, President and Chief Executive Officer of Trilogy Energy Corp., a public oil and gas company. Prior thereto, from February 2005 to February 2010, President and Chief Executive Officer of Trilogy Energy Ltd., a public oil and gas company.	-
Dr. William J.F. Roach(4) Alberta, Canada	Director	September 2009	From October 2010 to present, Chief Executive Officer of Calera Corporation. From October 2004 to October 2010, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.	-
Jack W. Schanck Texas, United States	Director, President and CEO	December 2010	From 2005 to 2007, Chief Executive Officer of Southview Energy, an independent oil and natural gas investment vehicle. From 2007 to 2009, Managing Partner of Tecton Energy (following the merger of Southview Energy and Tecton Energy).	15,000
Gregory G. Turnbull(1)(3) Alberta, Canada	Director	September 2009	From July 2002 to present, a partner with the law firm of McCarthy Tétrault llp.	20,000

Notes:

1)	Member of the Audit Committee.
2)	Member of the Compensation Committee.
3)	Member of the Corporate Governance Committee.
4)	Member of the HSER Committee.

Information Circular   25

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days, other than:

•
Mr. Riddell was a director and executive officer of Paramount Resources Ltd., which, from 1992 to 2008, was the general partner of T.T.Y. Paramount Partnership No. 5 , a limited partnership established to conduct oil and gas exploration and development activities. A cease trade order against T.T.Y. Paramount Partnership No. 5 was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 interim financial statements in Quebec. The cease trade order was revoked on April 9, 2008. T.T.Y. Paramount Partnership No. 5 was dissolved on July 21, 2008.

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any  issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than:

•
Mr. Turnbull was a director of Mobilift Inc., a corporation engaged in the development, system integration and commercialization of innovative fall prevention technology. Mobilift Inc. was placed into receivership in September 2001 by its major creditor after Mr. Turnbull left the board of directors of Mobilift Inc. in August 2001;

•
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada.  Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter;

•
Mr. Chronister was a director of Saratoga Resources, Inc., a corporation engaged in the production, development and acquisition of natural gas and crude oil properties. Saratoga Resources, Inc. filed a voluntary petition for reorganization under Chapter 11 of the US Bankruptcy Code in March 2009. Mr. Chronister left the board of directors of Saratoga Resources, Inc. in April, 2009; and

•
Mr. Riddell was a director of Jurassic Oil and Gas Ltd., a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic Oil and Gas Ltd.'s bankruptcy was subsequently annulled.

Personal Bankruptcies

To the knowledge of management, no proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

To the knowledge of management, no proposed director of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than

Information Circular   26

penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to pass a resolution appointing Deloitte & Touche llp, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the remuneration to be paid thereto. Deloitte & Touche llp was first appointed as auditors of the Company on December 1, 2009.

4.	Adoption of a New Stock Option Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the adoption of a new stock option plan of the Company (the "2011 Option Plan").  A summary of the differences between the terms of the Option Plan and the 2011 Option Plan is set out below. The full text of the 2011 Option Plan is set forth in Appendix "B" to this Information Circular.

The only equity compensation plan the Company currently has in place is the Option Plan, which was previously approved by Shareholders on June 27, 2008.  Management seeks to adopt a new stock option plan to ensure that the Company's stock option plan conforms to the most recent requirements of the TSX and best practices regarding security based compensation arrangements. The 2011 Option Plan has been approved by the Board and, pursuant to the policies of the TSX, must also be approved by Shareholders.

Employees, officers, directors (subject to limitations) and service providers of the Company and its affiliates ("Eligible Optionees") will be eligible to participate in the 2011 Option Plan, which is intended to continue to achieve a number of objectives through the grant of Options including:

•	to attract and retain qualified directors, officers, employees and service providers;

•	to promote a proprietary interest in the Company;

•	to provide a long-term incentive element in compensation; and

•	to promote profitability of the Company.

A comparison of the principal terms of the 2011 Option Plan and the existing Option Plan is set out below.

•
The 2011 Option Plan provides limits on participation by non-employee directors such that the number of Common Shares issuable to non-employee directors is limited to a maximum of 1% of the outstanding Common Shares and, during any calendar year, the value of Options granted to any one non-employee director cannot exceed $100,000.

•	The maximum term for any Option will be five years pursuant to the 2011 Option Plan (as opposed to ten years under the Option Plan).

•
The maximum number of Common Shares reserved for issuance by the Company pursuant to the 2011 Option Plan plus any other security-based compensation arrangements (involving an issuance of shares from treasury) shall not exceed 10% of the issued and outstanding Common Shares. This aligns with the requirements of the TSX and will be applicable in the event that Sonde implements any other equity compensation plans involving an issuance of shares from treasury in the future.

Information Circular   27

•
The 2011 Option Plan provides that a grant of Options shall vest over a four year period with 1/4 of the Options vesting on each of the first, second, third and fourth anniversaries of the grant date, unless otherwise determined by the Board. The existing Option Plan provides that a grant of Options vests over three years with 1/3 of Options vesting each year.

•
The 2011 Option Plan provides that, in the event an Eligible Optionee is terminated for cause, all Options granted to such Eligible Optionee shall expire immediately. The default treatment of Options in other termination events is similar to the Option Plan in that:

-
if an Eligible Optionee ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) other than termination for cause or death or Disability (as defined in the 2011 Option Plan) only those Options vested at the date of such cessation will be exercisable for a maximum period of 90 days; and

-
if an Eligible Optionee ceases to be a director, officer, employee or consultant of Sonde (or an affiliate) by reason of death or Disability, the Options then vested will be exercisable for a period of one year (unless they expire at an earlier date).

•	The 2011 Option Plan contains a less ambiguous definition of Disability to assist the Board in determining when a holder of Options ceases to be an Eligible Optionee as a result of Disability.

•
Upon the occurrence of a Change of Control Transaction (as defined in the 2011 Option Plan) all unexercised and unvested outstanding Options granted under the 2011 Option Plan shall vest and become immediately exercisable.  The definition of "Change of Control Transaction" is now generally consistent with the definition in the Company's form of executive employment agreement. The Board discretion for outstanding Options contained in the Option Plan has been removed in these circumstances.

•
The 2011 Option Plan contains provisions specifically outlining amendments to the 2011 Option Plan which may be made by the Board without the further approval of Shareholders. The rules of the TSX require that in order for amendments to proceed without requiring securityholder approval, the plan must specify if securityholder approval is required for each type of amendment to the security-based compensation plan. If the security-based compensation plan does not have specific amendment procedures in place, then every amendment will require securityholder approval, even simple housekeeping matters. The amendment provisions in the 2011 Option Plan now contain the limitations on the ability to amend the plan or Options that are required by the TSX and that are recommended best practices.

•	The 2011 Option Plan clarifies that Options are non-transferable and non-assignable, except in limited circumstances. This was not explicit in the Option Plan.

•
The 2011 Option Plan includes the addition of a cashless exercise feature that allows holders of Options to surrender vested Options unexercised to the Company in consideration for a payment in Common Shares or cash (at the option of the holder and with the approval of the Board) equal to the difference between the fair market value of the Common Shares (determined in accordance with the 2011 Option Plan) and the aggregate exercise price for the Common Shares pursuant to the surrendered Options.

If the 2011 Option Plan is approved by Shareholders at the Meeting, all Options granted following such approval will be subject to, and will vest in accordance with, the terms and conditions of the 2011 Option Plan and the option agreements applicable thereto.  All outstanding Options granted under the Option Plan will continue to be governed by, and will vest in accordance with, the terms and conditions of the Option Plan and the option agreements pursuant to which such Options were issued under.

Information Circular   28

The full text of the ordinary resolution approving the adoption of 2011 Option Plan is as follows:

"BE IT RESOLVED THAT:

1.
the new stock option plan of the Company, effective as of the date hereof, and continuing substantially upon the terms described in the Company's information circular dated April 25, 2011, be and is hereby ratified, confirmed and approved; and

2.
any one officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents, and take all such other actions as may be deemed necessary or desirable for the implementation of this ordinary resolution, provided that the board of directors of the Company may, in its sole discretion and without further approval of the shareholders of the Company, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing ordinary resolution must be approved by a majority of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, neither the Company nor any director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2010, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2010 and Management Discussion & Analysis ("MD&A"). In addition, a Shareholder may obtain copies of the Company's audited financial statements for the year ended December 31, 2010 and MD&A by contacting Tonya Pizzey, Corporate Secretary of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 503-7924 or by email at tpizzey@sonderesources.com.

Information Circular   29

APPENDIX "A"

Board Mandate And Guidelines For Corporate Governance

Purpose and Role

The Board of Directors (the "Board") of Sonde Resources Corp. (the "Corporation") has the responsibility for the stewardship of the Corporation. The role of the Board is to provide leadership and the independent supervision and oversight of the business and affairs of the Corporation. Each member of the Board is required to act in the best interests of the Corporation and its shareholders.

The Corporation's officers and employees are responsible for the day to day management and conduct of the business of the Corporation and the implementation of the strategic plan approved by the Board.

This Board Mandate and Guidelines for Corporate Governance ("Mandate") is intended to provide parameters and direction to the Board regarding its responsibilities and principles of governance.  This Mandate is in addition to and is not intended to change or interpret any applicable law or regulation or the Articles or By-laws of the Corporation. Any waivers of this Mandate must be approved by the Board.  This Mandate is subject to modification from time to time by the Board.

The operation of the Board is a dynamic and evolving process. Accordingly, this Mandate will be reviewed periodically by the Corporate Governance Committee and any recommended revisions will be submitted to the Board for consideration.

Responsibilities

The Board's responsibilities include:

•
Approve the strategic direction of the Corporation. This will include the adoption of a strategic planning process and the annual review and approval of a strategic plan which takes into account, among other things, the nature, opportunities and risks associated with the business of the Corporation

•	Set the policies and principles for Chief Executive Officer (the "CEO") selection. Select, evaluate and, if necessary terminate the CEO.

•
Set the policies and principles for executive officer performance. Assess the performance of the CEO at least annually. Together with the CEO assess the performance of other executive officers at least annually. The Board will also take reasonable steps to ensure that the CEO has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

•	Succession planning for the CEO and executive officers of the Corporation and the periodic review of the Corporation's succession plans.

•	Identification of the principal risks of the Corporation's businesses and the taking of steps to ensure the implementation of appropriate systems to manage these risks.

•	Review and, where appropriate, approve fundamental operating, financial and other major plans and initiatives, including approval of the Corporation's annual financial plans.

Appendix   A-1

•
Establish policies for the selection and retention of directors of the Corporation. Annually determine those individual directors proposed to be nominated for electing at the next annual general meeting of shareholders.

•
Monitor compliance with applicable law and the Corporation's policies related to health, safety, environment, aboriginal and stakeholder affairs and social responsibility and taking all reasonable steps to ensure corrective measures are taken when issues arise.

•
Set the ethical tone and foster ethical and responsible decision making by management.  Adopt a Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers and employees. Monitor compliance with the Code, and decline, grant and provide for appropriate disclosure of any waivers of the Code for officers and directors.

•
Establish and annually review a delegation of authority for expenditures and other corporate actions. Delegate to the CEO the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations that are not reserved to the Board under the terms of the delegation of authority.

•
Periodically review the Corporation's disclosure policy which, among other matters, (i) addresses how the Corporation interacts with shareholders, stakeholders, analysts and the public, and (ii) contains measures to avoid selective disclosure.

•	Review of, and being satisfied with, the integrity of the Corporation's internal control and management information systems.

•	Development of measures for receiving shareholder feedback.

•	Provide advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management.

•	Oversee the annual evaluation of the performance and effectiveness of the Board, Committees, all individual directors, the Chairman of the Board and committee chairs.

Board Composition

Number

The number of directors shall be not less than three and not more than fifteen. The size of the Board should be one that can function effectively as a board.

Term

Board members are elected to hold office for a term of one year. The Board does not believe it should establish term limits.  Instead, the Board believes that the annual assessment of the Board's performance provides an opportunity to review each director's continuation on the Board and desire to remain a member.

Independent Directors

Independent directors must comprise a majority of the Corporation's board.

Chairman

The Chairman of the Board shall be elected from the independent directors. While it is the view of the Board that the roles of CEO and Chairman of the Board should be separated, the Board retains the discretion to combine the positions based on what is best for the Corporation in light of all circumstances.

Appendix   A-2

Retirement

Directors who are not employees of the Corporation will retire from the Board effective at the Annual Meeting of Shareholders that follows their seventy-second birthday.

Individual Director Responsibilities

Attendance at Board Meetings

Board members are expected to attend all board meetings and all meetings of committees on which they serve. The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting. However, the Board expects that each director will make every possible effort to keep such absences to a minimum. While attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.

Attendance at Shareholder Meetings

Board members are expected, to the extent possible, to attend the annual general meeting of shareholders.

Review of Materials

Board members are expected to review in advance all board materials distributed for a meeting.

Change of Position

Directors will offer their resignation upon a change of position, including retirement from the position on which their original nomination was based. It is not the sense of the Board that such directors should necessarily leave the Board. There should, however, be an opportunity for the Board to review continued appropriateness of Board membership under these circumstances.

Conflict of Interest

If an actual or potential conflict of interest develops because of a change in the business operations of the Corporation, or in a director's circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation. A significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

Director Qualifications

Selection of Board Members

The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders. The Corporate Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.

Selection Criteria

The Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given point in time. The Corporate Governance Committee shall periodically review and update the criteria as deemed necessary.

Determination of Independence

In determining whether a director is independent, there shall be no fixed criteria or bright line rules. The Board believes that true independence is measured by subjective and objective factors taking into

Appendix   A-3

account the totality of the circumstances. In addition, any determination of independence will be based upon applicable securities laws and regulations and exchange listing standards. Annually the Board will affirmatively determine which members of the Board are independent.

Orientation Program

The Board shall establish an orientation program for new directors which includes comprehensive information about the Corporation's business and operations; meetings with the executive officers and management of the Corporation; general information about the Board and its Committees, including director compensation and benefits; a review of the Corporation's policies and procedures; and, a review of director duties and responsibilities. Where appropriate, new directors will also be asked to attend educational programs or institutes concerning membership on boards.

Continuing Education

The Board recognizes the importance that all directors need to remain current on the operations and businesses of the Corporation and external factors that affect it such as governance best practices and changes in the law. Review of materials provided by management and professional advisors to the Corporation, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Corporation. In addition, directors are encouraged to maintain a currency of understanding of their legal responsibilities and board and governance practices by attending programs sponsored by the Corporation or by accredited institutions.

Operation of the Board; Meetings

Regular Meetings

The Board shall have four regularly scheduled meetings per year.   Special meetings are called as necessary.

Strategic Review

At least one Board meeting a year will review long-term strategic plans, principal issues expected to face the Corporation in the future, and business plans.

Executive Sessions

At each regularly scheduled meeting and as deemed appropriate for any special meetings, the independent directors of the Board shall meet in executive session without management, including the CEO. At least once a year the executive session will be for the purpose of evaluating CEO performance and compensation.  The Chairman of the Board will chair the executive session or, in his or her absence, the Board will appoint a chair.

Quorum

A quorum for meetings will be a majority of the members of the Board.

Board and Committee Agenda

The Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda.  Each director is also free to raise at any Board meeting subjects that are not on the agenda for that meeting.  The Chair of each Committee shall establish the agenda for Committee meetings.  Adequate time will be scheduled for completion of the matters placed on the agendas.

Board and Committee Materials

In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member.  In addition, information and data important to members' understanding of the matters to be considered, including

Appendix   A-4

copies of presentation materials, background summaries, and proposed resolutions, will be distributed, to the extent feasible or appropriate, at least seven days in advance of a meeting.

Attendance by Management

The Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at board meetings and may include other officers and employees from time to time as appropriate in the circumstances.

Access to Information; Outside Advisors

The Board shall have free access to information and the officers, management, employees and consultants of the Corporation. The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities.  The Corporation shall provide the funds necessary to pay for independent advisors retained by the Board.

Director Compensation

Fees

Each independent director will be paid a fee for his or her services as a director. The Chairman of the Board and the chair of each Committee will also be paid a fee for his or her services as a chair.  In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Corporation or other activities which require a substantial commitment of time or travel.

Sole Compensation

Directors' fees must be the sole compensation paid by the Corporation for each independent director of the Corporation.

Determination of Fees

Directors' fees shall take into account the views of compensation experts; what is customary in relation to companies comparable in size and line of business; level of director involvement; and, any unique circumstances facing the Board. Directors' fees shall be set by the Board on an annual basis, ordinarily at the first board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.

Equity Ownership

The Board believes directors should hold equity ownership in the Corporation, and that a portion of Directors' fees should consist of company equity in the form of stock units, stock grants and restricted stock. It is anticipated that each director will develop a meaningful equity position in the Corporation over time. In addition, the Board may establish share ownership targets and ownership holding periods for directors.

Board Committees

Standing Committees

The full Board considers all major decisions of the Corporation; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed. The Corporation shall have four standing Committees: (a) Audit; (b) Compensation; (c) Corporate Governance; and (d) Health, Safety, Environment and Reserves.

Appendix   A-5

Ad Hoc Committees

From time to time, the Board may designate ad hoc committees. Such committees shall have the authority and responsibilities delineated in the resolutions creating them.

Committee Size and Composition

Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors.

Committee Appointments

Committee appointments to the standing committees and the chair of those committees shall be determined at the first Board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee. In making its recommendations to the Board, the Corporate Governance Committee shall give consideration to rotating committee members from time to time; subject matter expertise of individual board members; applicable regulatory or listing requirements; tenure; and, the desire and time availability of individual Board members.

Committee Charters

Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for approval. The adequacy of the charters of each standing committee will be reviewed at least annually.

Committee Reports

Reports on each Committee meeting are made to the full Board.  All directors will be furnished copies of each Committee's minutes.

Audit Committee

The following guidelines shall apply only to the Audit Committee:

•	Each member of the Audit Committee must meet the independence requirements of applicable securities laws and regulations and exchange listing standards.

•	The chair of the Audit Committee must have accounting or financial management experience.

•	At least one member of the Audit Committee must be determined by the Board to qualify as a "financial expert" as that term is defined in Securities Exchange Commission rules.

•
Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. A director is financially literate if he or she has the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

•
An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Corporation's Audit Committee.

Committee Secretary

The Secretary to the Corporation or a Committee designee shall record the minutes of each Committee meeting.

Appendix   A-6

Meetings

There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management, internal auditors and the independent auditors.  Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.

Annual Assessment

Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter. The results of the review shall be provided to the chair of the Corporate Governance Committee.

Management Responsibilities

Periodic Reports

Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts' reports and other information designed to keep the directors informed of the material aspects of the Corporation's business, performance and prospects.  Management shall also be responsive to requests for information from Board members.

Board Materials

Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.

Press Releases

All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

Corporation Spokesperson

The Board believes that management should speak for the Corporation.  Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Corporation. If comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Corporation's designated spokesperson.

These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Corporation's website. The Corporation's website shall provide information on how to contact the Directors.

Approved by the Board of Directors on November 11, 2009

Appendix   A-7

APPENDIX "B"

2011 OPTION PLAN

STOCK OPTION PLAN (2011)

The Board of Directors of Sonde Resources Corp. (the "Corporation") wishes to establish this stock option plan (the "Plan") governing the issuance of stock options ("Stock Options") to directors, officers and employees of the Corporation or Affiliates of the Corporation and persons or corporations who are consultants to the Corporation or its Affiliates on an on-going basis, or have been or are expected to be a consultant to the Corporation or its Affiliates.

The terms and conditions of the Plan for issuance of Stock Options are as follows:

1.	Purposes

The principal purposes of the Plan are to:

a)
strengthen the ability of the Corporation to attract and retain qualified directors, officers, employees, consultants and other service providers to the Corporation who are eligible to receive Stock Options pursuant to applicable securities laws which the Corporation and its Affiliates require;

	b)	promote a proprietary interest in the Corporation and its Affiliates;

	c)	provide an incentive element in compensation; and

	d)	promote the profitability of the Corporation and its Affiliates.

2.	Definitions

	a)	"Affiliate" has the meaning set forth in the Securities Act (Alberta), as amended from time to time;

	b)	"Associate" has the meaning set forth in the Securities Act (Alberta), as amended from time to time;

	c)	"Black-out Period" means a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation;

	d)	"Board" means the board of directors of the Corporation as it may be constituted from time to time;

	e)	"Change of Control Transaction" means the occurrence of any of the following events:

Appendix   B-1

i.
the purchase or acquisition of Common Shares of the Corporation and/or securities convertible into Common Shares of the Corporation or carrying the right to acquire Common Shares of the Corporation ("Convertible Securities") as a result of which a person, a group of persons or persons acting jointly or in concert, or any Associates or Affiliates of any such person, group of persons or any of such persons acting jointly or in concert (collectively, the "Holders") beneficially own or exercise control or direction over Common Shares and/or Convertible Securities of the Corporation that, assuming the conversion of the Convertible Securities beneficially owned by the Holders thereof, would have the right to cast more than 50% of the votes attached to all Common Shares of the Corporation; or

	ii.	approval by the Shareholders of the Corporation and subsequent completion of:

A.
an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation or other entity pursuant to which the Shareholders of the Corporation immediately prior to such transaction own securities of the successor or continuing corporation or other entity following completion of such transaction that would entitle them to cast less than 50% of the votes attaching to all of the common shares or other voting shares in the capital of the successor or continuing corporation or other entity;

		B.	a liquidation, dissolution or winding-up of the Corporation; or

		C.	the sale, lease or other disposition of all or substantially all of the assets of the Corporation; or

iii.
the election at a meeting of the Corporation's Shareholders of a number of directors of the Corporation, who were not included in the slate for election as directors proposed to the Corporation's Shareholders by the Corporation's prior Board, and would represent a majority of the Board; or

iv.
the appointment of a number of directors which would represent a majority of the Board and which were nominated by any holder of Common Shares of the Corporation or by any group of holders of Common Shares of the Corporation acting jointly or in concert and not approved by the Corporation's prior Board, but shall not include an acquisition of the Corporation's securities or assets by, or any consolidation, merger or exchange of securities or assets with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities was a Subsidiary;

f)	"Common Shares" means common shares in the capital of the Corporation;

g)	"consultant" means a person or company, other than an employee, senior officer or director of the Corporation or an Affiliate that:

	i.	is engaged to provide services to the Corporation or an Affiliate, other than services provided in relation to a distribution of securities;

	ii.	provides services under a written contract with the Corporation or an Affiliate; and

	iii.	spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate;

and includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or a partner;

Appendix   B-2

h)
"Disability" in respect of an Eligible Optionee means that such Eligible Optionee is receiving benefits under any long term disability plan of the Corporation or an Affiliate or is otherwise unable to perform his or her material and substantial duties with the Corporation for a period of six cumulative months out of any 18 month period where such inability arises as a result of sickness or injury, as determined by the Board;

i)	"Eligible Optionee" has the meaning set forth in Section 4 hereof;

j)
"Exchange" means the Toronto Stock Exchange or, in the event the Corporation is no longer listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are then listed and posted for trading from time to time;

k)	"insider" has the meaning set forth in the applicable rules or policies of the Exchange;

l)
"Market Price" means the most recent closing price of the Common Shares on the Exchange on the last trading day prior to the date the Stock Option is granted for which there was a closing price on such Exchange; provided that in the event the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board, in good faith;

m)	"security based compensation arrangement" has the meaning set forth in the applicable rules or policies of the Exchange;

n)	"Settlement Amount" has the meaning set forth in Section 11 hereof;

o)	"Shareholders" means the holders of Common Shares of the Corporation;

a)	"Stock Option Agreement" means a written stock option agreement entered into by an Eligible Optionee and the Corporation pursuant to the terms of the Plan;

p)
"Subsidiary" means (i) any corporation of which 95% of the capital stock of such corporation is owned, directly or indirectly, by the Corporation, and (ii) any unincorporated entity in respect of which the Corporation has, directly or indirectly, an equivalent degree of ownership;

b)	"Surrender Date" has the meaning set forth in Section 11 hereof;

q)	"Total Common Shares" has the meaning set forth in Section 3 hereof; and

r)
"VWAP" means the volume weighted average trading price of the Common Shares on the Exchange for the five completed trading days immediately prior to the date the applicable notice of surrender was received in accordance with Section 11 hereof.

3.	Reservation of Shares

Subject to Section 14 of the Plan, the maximum number of Common Shares reserved from time to time for issuance pursuant to Stock Options granted pursuant to the Plan together with Common Shares reserved for issuance pursuant to any other security based compensation arrangements (as defined in the rules of the Exchange) to Eligible Optionees shall not exceed 10% of the aggregate number of issued and outstanding Common Shares of the Corporation on a non-diluted basis ("Total Common Shares") at the time of grant.  Any amendment to the maximum number of Common Shares reserved for issuance pursuant to the exercise of Stock Options shall be approved by the Exchange and the Shareholders.

4.	Eligibility

Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees"):

a)	who are directors, employees (full-time or part-time) or officers of the Corporation or its Affiliates, or consultants to the Corporation or its Affiliates, and

Appendix   B-3

b)	who the Board determines should receive Stock Options.

Stock Options may also be granted to corporations which are controlled by an Eligible Optionee.  Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.  No Stock Options shall be granted pursuant to this Section 4 unless such Eligible Optionee is a bona fide director, employee, officer or consultant of the Corporation.

For greater certainty and without limiting the discretion conferred on the Board pursuant to Subsection 4(b) above, the Board's decision to approve the grant of a Stock Option in any year shall not require the Board to approve the grant of a Stock Option to an Eligible Optionee in any other year; nor shall the Board's decision with respect to the size or terms and conditions of a Stock Option in any year require it to approve the grant of a Stock Option of the same size or with the same terms and conditions to any Eligible Optionee in any other year.  The Board shall not be precluded from approving the grant of a Stock Option to any Eligible Optionee solely because the Eligible Optionee may previously have been granted a Stock Option under the Plan or any other security based compensation arrangement.  No Eligible Optionee has any claim or right to be granted a Stock Option, except as expressly provided in a Stock Option Agreement.  In addition, nothing in the Plan or in any Stock Option Agreement shall confer upon any holder of a Stock Option the right to continue in the employ of the Corporation or an Affiliate of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or a Stock Option Agreement or to interfere with or limit in any way the right of the Corporation or an Affiliate of the Corporation to terminate the stock option holder's employment.

5.	Granting of Stock Options and Limitations

At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation purchasable under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of the Plan, all other terms and conditions of the Stock Option.  All grants of Stock Options shall be subject to the following terms and conditions:

a)
no one Eligible Optionee can receive Stock Options that, when combined with any other security based compensation arrangement, will entitle the Eligible Optionee to purchase more than 5% of the outstanding issue;

b)
the number of Common Shares of the Corporation reserved for issuance at any time to insiders pursuant to Stock Options that, when combined with the number of Common Shares of the Corporation issuable pursuant to any other security based compensation arrangement, may not exceed 10% of the outstanding issue;

c)
there may not be issued to insiders, within a one-year period, a number of Common Shares of the Corporation that, when combined with any other security based compensation arrangement, will exceed 10% of the outstanding issue;

d)	the number of Common Shares issuable pursuant to the Plan to non-employee directors will be limited to a maximum of 1% of the outstanding Common Shares; and

e)	the value of Stock Options granted to any one non-employee director during a calendar year, as calculated on the date of grant, shall not exceed $100,000.

The aforementioned limits on the number of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

The term "outstanding issue" means the number of Common Shares of the Corporation issued and outstanding immediately prior to the Common Share issuance in question.  Any Stock Options granted to a corporation referred to in Section 4 shall be included in the calculation of the Stock Options held by an Eligible Optionee or insider.

Appendix   B-4

6.	Exercise Price

The exercise price of each Stock Option shall be determined in the discretion of the Board at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the Market Price.

7.	Term and Exercise Periods

Except as provided herein, all Stock Options shall be for a term and exercisable from time to time as determined in the discretion of the Board at the time of the granting of the Stock Options.

The maximum term during which Stock Options may be exercised shall be determined by the Board at the time of grant, but in no event shall the term of any Stock Option exceed 5 years from the date of grant, unless such term is extended during a Black-out Period as permitted herein.

Unless otherwise determined by the Board, a grant of Stock Options shall vest as follows: (i) 1/4 of the number of Common Shares on the first anniversary of the date of grant; (ii) 1/4 of the number of Common Shares on the second anniversary of the date of grant; (iii) 1/4 of the number of Common Shares on the third anniversary of the date of grant; and (iv) 1/4 of the number of Common Shares on the fourth anniversary of the date of grant.

Notwithstanding anything else contained herein, if the expiration date for a Stock Option occurs during a Black-Out Period, or within five (5) business days immediately after a Black-Out Period ends, then the expiration date for that Stock Option will be the date that is ten (10) business days after the expiry date of the Black-Out Period.

8.	Ceasing to be an Eligible Optionee

a)
Termination for cause. If the employment or engagement of an Eligible Optionee to whom a Stock Option was granted is terminated for cause, then all of the rights under any Stock Option granted to such Eligible Optionee, whether or not vested, shall expire immediately upon the giving to the Eligible Optionee of notice of such termination.

b)
Termination and Retirement. If аn Eligible Optionee ceases to be a director, officer or employee of, or consultant to, the Corporation or an Affiliate thereof for any reason (including retirement but excluding death, Disability and termination of employment by the Corporation or any Affiliate for cause), then such Eligible Optionee may, but only within the period of 90 days immediately succeeding such cessation (or such shorter period as is set forth in the agreement evidencing the particular Stock Option) and in no event after the expiration date of such Stock Option, exercise such Stock Option to the extent that such Eligible Optionee was entitled to exercise such Stock Option at the date of such cessation.

c)
Death or Disability. If an Eligible Optionee ceases to be а director, officer or employee of, or consultant to, the Corporation or а Affiliate thereof by reason of death or Disability, the Stock Option will continue to be exercisable by the Eligible Optionee or by the legal representative of the Eligible Optionee, as applicable, as to such of the vested shares of which such Stock Option has not previously been exercised pursuant to its terms for a period of one year following such death or Disability, provided that the Stock Option shall not in any case be exercisable on or after the expiration date in respect of such Stock Option or in respect of Stock Options which are not exercisable as at the date of death or Disability.

9.	Non Assignability

Stock Options shall not be assignable or transferable by an Eligible Optionee, except for: (i) a limited right of assignment to allow the exercise of Stock Options by an Eligible Optionee's legal representative in the event of death or Disability, subject to the terms upon which the Stock Option is granted; and (ii) with the

Appendix   B-5

approval of the Board and the Exchange, a right to transfer such Stock Options to a corporation controlled by the Eligible Optionee and wholly-owned by the Eligible Optionee and his spouse or children.

10.	Payment of Exercise Price

Except as provided in Section 11, all Common Shares issued pursuant to the exercise of a Stock Option shall be paid for in full in Canadian funds at the time of exercise of the Stock Option and prior to the issue of the Common Shares.  All Common Shares of the Corporation issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

11.	Surrender of Stock Options in Lieu of Exercise

Where the Common Shares are listed and posted for trading on the Exchange, the Board may from time to time in its sole and absolute discretion, permit unexercised Stock Options to be surrendered to the Corporation following receipt of a notice of surrender by the Corporation from the holder of the Stock Options in consideration of the receipt by the holder of such surrendered Stock Options of an amount (the "Settlement Amount") equal to the excess, if any, of (A) the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of the surrendered Stock Options on the date the notice of surrender was received by the Corporation (the "Surrender Date"), being the VWAP multiplied by the number of Common Shares able to be purchased pursuant to the vested and exercisable portion of such surrendered Stock Options on the Surrender Date over (B) the aggregate exercise price for the Common Shares able to be purchased pursuant to the vested and exercisable portion of the surrendered Stock Options pursuant to the Stock Option Agreement(s) representing such surrendered Stock Options.  The Settlement Amount is payable in Common Shares or in cash at the option of the holder with the approval of the Board.  Entitlements to fractional Common Shares will be rounded down to the next whole number of Common Shares.  The Corporation will withhold from the Settlement Amount such amounts as may be required to be withheld according to law.  For greater certainty, those Common Shares underlying the unexercised Stock Options that are the subject of retirement in consideration for a Settlement Amount, shall not be deemed to be included in the definition of Total Common Shares for which Stock Options may be granted under the Plan.

12.	Withholding

In connection with the exercise of a Stock Option, the Eligible Optionee (or his or her heirs or administrators) shall follow the Corporation's procedures and policies relating to the payment or funding of any withholding taxes applicable to the exercise of the Stock Option, including, where required by the Corporation, the remittance to the Corporation by the Eligible Optionee (or his or her heirs or administrators) of an amount of cash sufficient to satisfy any withholding requirements relating to the exercise of the Stock Option.

13.	Non-Exercise

The "reloading" of Stock Options is permitted under the Plan.  If any Stock Options granted under the Plan shall expire, terminate or be cancelled or surrendered for any reason without having been exercised in full, any unpurchased Common Shares to which such Stock Options relate shall be available for the purposes of the granting of further Stock Options under the Plan, however, at no time shall there be outstanding Stock Options exceeding in the aggregate the number of Common Shares of the Corporation reserved for issuance pursuant to Stock Options under the Plan.

14.	Change of Control

Notwithstanding the terms of the Plan, but subject to the terms of any employment agreement, in the event of an occurrence of a Change of Control Transaction all unexercised and unvested outstanding Stock Options granted under the Plan shall vest and become immediately exercisable in respect of any and all Common Shares for which the holder of Stock Options has not exercised the Stock Options

Appendix   B-6

(notwithstanding that an agreement relating to the grant of Stock Options states that those Stock Options are exercisable only during a later period or year).

15.	Adjustment in Certain Circumstances

In the event:

	a)	of any change in the Common Shares of the Corporation through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

	b)	of any stock dividend to holders of Common Shares of the Corporation (other than such stock dividends issued at the option of Shareholders in lieu of substantially equivalent cash dividends); or

	c)	that any rights are granted to all or substantially all of the holders of Common Shares to purchase Common Shares of the Corporation at prices substantially below fair market value; or

	d)	that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares of the Corporation are converted into or exchangeable for any other shares;

then in any such case the Board may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board may in its sole discretion (and without shareholder approval) deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

16.	Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

17.	Compliance with Laws

The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or Exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Stock Options.

18.	Form of Stock Option Agreement

A Stock Option granted under the Plan will not be exercisable by an Eligible Optionee until such Stock Option has been evidenced by a Stock Option Agreement duly executed and delivered by the Corporation and such Optionee, with the terms of such Stock Option Agreement to be in the sole discretion of the Board, subject to compliance with the terms of the Plan and the Exchange.

19.	Amendments and Termination of Plan

The Corporation retains the right to amend from time to time or to suspend, terminate or discontinue the terms and conditions of the Plan by resolution of the Board.  Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange.  Any amendment to the Plan shall take effect only with respect to Stock Options granted after the effective date of such amendment, provided that it may apply to any outstanding Stock Options with the mutual consent of the Corporation and the Eligible Optionees to whom such Stock Options have been granted.  The Board shall have the power and authority to approve amendments relating to the Plan or to Stock Options (including pursuant to any written employment agreement that may be entered into), without further approval of the Shareholders, to the extent that such amendment:

Appendix   B-7

a)	is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

b)	is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

c)	is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

d)	changes the terms and conditions on which Stock Options may be or have been granted pursuant to the Plan, including changes to the vesting provisions and Stock Option term;

e)	alters, extends or accelerates the terms of vesting applicable to any Stock Option;

f)	changes the termination provisions of a Stock Option or the Plan which does not entail an extension beyond the original expiry date;

g)	amends or modifies the mechanics of exercise of Stock Options;

h)	determines the adjustment provisions in the Plan; or

i)	is an amendment to the Plan of a "housekeeping nature";

provided that in the case of any alteration, amendment or variance referred to in this Section 19 the alteration, amendment or variance does not:

	(i)	amend the number of Common Shares issuable under the Plan;

	(ii)	add any form of financial assistance by the Corporation for the exercise of any Stock Option;

	(iii)	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Eligible Optionee;

(iv)
change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation, including any change to the insider participation limits set out in Sections 5(b) and 5(c) hereof;

	(v)	reduce the exercise price of any Stock Option or permit a reduction in the exercise price of a Stock Option by the cancellation and re-issue of Stock Options to an Eligible Optionee;

	(vi)	extend the term of Stock Options beyond their original expiry date (unless the extension is pursuant to any Black-Out Period that may be in effect);

(vii)
permit the introduction or re-introduction of non-employee directors on a discretionary basis or amend the limits on grants of Stock Options to non-employee directors above the amount contained in Sections 5(d) and 5(e) hereof;

	(viii)	permit an Eligible Optionee to transfer or assign Stock Options to a new beneficial holder, other than in accordance with Section 9 hereof; or

	(ix)	amend this Section 19.

Appendix   B-8

20.	Administration

The Plan shall be administered by the Board.  The Board shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan.  All decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange.

21.	Delegation of Administration of the Plan

Subject to the Business Corporations Act (Alberta) or any other legislation governing the Corporation, the Board may delegate to one or more directors, including a committee of the Board, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

22.	Applicable Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

23.	Stock Exchange

To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to the Plan is subject to approval of the Plan by the Exchange, and the Plan shall be subject to the ongoing requirements of such exchange.

24.	Prior Plans

On the effective date of the Plan (as set out in Section 25) the Plan shall entirely replace and supersede prior stock option plans enacted by the Corporation and, subject to the consent of the holder, all outstanding options shall be deemed to be granted pursuant to the Plan.

25.	Effective Date

The Plan shall become effective as of and from, and the effective date of the Plan shall be upon all necessary shareholder and regulatory approvals.

Any Stock Options granted prior to such approvals shall be conditional upon such approval being given and no Stock Option may be exercised unless such approval is given.

Appendix   B-9

Document 2

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF SONDE RESOURCES CORP.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Sonde Resources Corp. (the "Company") hereby appoints Jack Schanck, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Kerry Brittain, Chairman of the Board of the Company, or in lieu of the foregoing,  _______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the annual meeting of Shareholders (the "Meeting") to be held at 3:00 p.m. (Calgary time) on May 25, 2011 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.	On the ordinary resolution electing the directors as set forth in the Information Circular of the Company dated April 25, 2011 (the "Information Circular"):

	☐	VOTE FOR all nominees listed below (except as marked to the contrary below).

	☐	WITHHOLD FROM VOTING for all nominees marked below.

INSTRUCTION: To withhold from voting on any individual nominee, check the box beside the nominee's name in the list below.

Kerry Brittain	VOTE FOR	☐	WITHHOLD VOTE	☐
Marvin M. Chronister	VOTE FOR	☐	WITHHOLD VOTE	☐
Dr. James Funk	VOTE FOR	☐	WITHHOLD VOTE	☐
W. Gordon Lancaster	VOTE FOR	☐	WITHHOLD VOTE	☐
James H.T. Riddell	VOTE FOR	☐	WITHHOLD VOTE	☐
Dr. William J.F. Roach	VOTE FOR	☐	WITHHOLD VOTE	☐
Jack W. Schanck	VOTE FOR	☐	WITHHOLD VOTE	☐
Gregory G. Turnbull	VOTE FOR	☐	WITHHOLD VOTE	☐

2.	On the ordinary resolution appointing Deloitte & Touche llp, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board directors of the Company:

	VOTE FOR	☐	WITHHOLD VOTE	☐

3.	On the ordinary resolution, with or without variation, approving the adoption of a new stock option plan of the Company as set out in the Information Circular:

	VOTE FOR	☐	VOTE AGAINST	☐

4.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Annual Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this day of , 2011.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1.	If you are a registered Shareholder and are unable to attend the Meeting in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person (who need not be a Shareholder of the Company) to represent such Shareholder at the Meeting other than Jack Schanck or Kerry Brittain. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided and strike out the other names or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized (a copy of such authorization should accompany the form of proxy). Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY. Properly executed forms of proxy must be received by 3:00 p.m. (Calgary time) on May 23, 2011 or two business days preceding the date of any adjournment.  Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, 600 - 750 Cambie Street, Vancouver, British Colombia, V6B 0A2.

Document 3

March 30, 2011

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)
TSX

Dear Sirs:

Re: Sonde Resources Corp.

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Sonde Resources Corp.

Issuer:	Sonde Resources Corp.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN:	835426107 / CA8354261072
Meeting Date:	May 25, 2011
Record Date of Notice:	April 25, 2011
Record Date of Voting:	April 25, 2011
Beneficial Ownership Determination Date:	April 25, 2011
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Sonde Resources Corp.

Yours truly,

VALIANT TRUST COMPANY

Signed by "Gail Hibbs"

Gail Hibbs
Client Services

cc: CDS & Co

Suite 310, 606 4th Street S.W., Calgary, AB T2P 1T1 Tel 403.233.2801 Fax 403.233.2857 Toll Free 1.866.313.1872 www. valianttrust.com
A reputation for getting things done.™	Offices in Calgary, Edmonton, Toronto and Vancouver

Document 4

MAILING LIST REQUEST FORM

TO:           NON-REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

Mark this box if you wish to receive annual financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.sonderesources.com.

As long as you remain a non-registered shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________________________

Address: ________________________________________________________

_______________________________________ Postal Code: _____________

Signature: ______________________________  Date: __________________

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

MAILING LIST REQUEST FORM

TO:           REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.sonderesources.com.

As long as you remain a registered shareholder, you will be asked to renew your requests to receive interim financial statements and related "MD&A" each year.

Name: (Please Print) ______________________________________________

Address: ________________________________________________________

_______________________________________ Postal Code: _____________

Signature: ______________________________  Date: __________________

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	April 27, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary